

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

<u>Via E-mail</u>
Shelly Reynolds
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109-5210

 Re: **Amazon.com, Inc.**
  Form 10-K for Fiscal Year Ended December 31, 2010
  Filed January 28, 2011
  Form 10-Q for Fiscal Quarter Ended March 31, 2010
  Filed April 27, 2011
  File No. 0-22513

Dear Ms. Reynolds:

 We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

 Sincerely,

 /s/ William H. Thompson

 William H. Thompson
 Accounting Branch Chief